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SEC FILE NUMBER
8-10367

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER:

Morton Seidel & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Wilshire Blvd., Suite 530
(No. and Street)

Beverly Hills, (City) CA (State) 90211-2708 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N. Tone, C.P.A. (805) 496-5474
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

100 E. Thousand Oaks Bl. #257 (Address), Thousand Oaks, (City) CA (State) 91360 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

MORTON SEIDEL & COMPANY, INC.
BEVERLY HILLS, CALIFORNIA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III, SUPPLEMENTARY INFORMATION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

CONTENTS

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Seidel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morton Seidel & Company, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chairman of the Board

Title


EVA JEN
Commission # 2052730
Notary Public - California
Los Angeles County
My Comm. Expires Jan 17, 2018



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TONE, WALLING & KISSINGER

CERTIFIED PUBLIC ACCOUNTANTS
ON THE WEB @TWMCPA.COM

100 E THOUSAND OAKS BLVD., SUITE 257, THOUSAND OAKS, CA 91360 PH (805)496-5474 FAX (805)495-1852

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Morton Seidel & Company, Inc.

We have audited the accompanying statement of financial condition of Morton Seidel & Company, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Morton Seidel & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morton Seidel & Company, Inc as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under rule 15c3-1 of the Securities and Exchange Commission, computation of reserve requirements pursuant to rule 15c3-3, and information relating to possession or control requirements appearing on page 11 has been subjected to audit procedures performed in conjunction with the audit of Morton Seidel & Company, Inc's financial statements. The supplemental information is the responsibility of Morton Seidel & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented on page 11 is fairly stated, in all material respects, in relation to the financial statements as a whole.



February 20, 2017

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 387,522
Fixed assets, net of accumulated depreciation of $92,821	47,587
Deposit and other assets	6,759
Total Assets	$ 441,868

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES, Accounts payable	$ 511
STOCKHOLDERS' EQUITY	
Common Stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	373,905
Total Equity	441,357
Total Liabilities and Equity	$ 441,868

See accompanying notes to the financial statements.

TONE, WALLING & KISSINGER

CERTIFIED PUBLIC ACCOUNTANTS
ON THE WEB @TWMCPA.COM

100 E THOUSAND OAKS BLVD., SUITE 257, THOUSAND OAKS, CA 91360 PH (805)496-5474 FAX (805)495-1852

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Morton Seidel & Company, Inc.

We have audited the accompanying statement of financial condition of Morton Seidel & Company, Inc. as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Morton Seidel & Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morton Seidel & Company, Inc as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital and aggregate indebtedness under rule 15c3-1 of the Securities and Exchange Commission, computation of reserve requirements pursuant to rule 15c3-3, and information relating to possession or control requirements appearing on page 11 has been subjected to audit procedures performed in conjunction with the audit of Morton Seidel & Company, Inc's financial statements. The supplemental information is the responsibility of Morton Seidel & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information presented on page 11 is fairly stated, in all material respects, in relation to the financial statements as a whole.



February 20, 2017

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

COMMISSION REVENUES	$ 355,145
EXPENSES	
Clerical and administrative compensation	98,905
Other operating expenses	46,591
Officers' compensation	85,000
Occupancy expenses	52,019
Clearing expenses	22,285
Employee benefits	29,026
Taxes, other than income taxes	16,903
Communication expenses	13,829
Regulatory expenses	3,908
Total expenses	368,466
(LOSS) FROM OPERATIONS	(13,321)
OTHER INCOME, Interest	1,405
(LOSS) BEFORE PROVISION FOR INCOME TAXES	(11,916)
CREDIT PROVISION FOR INCOME TAXES	
Federal, current	(3,276)
State, current	(89)
	(3,365)
(LOSS)	$ (8,551)

See accompanying notes to the financial statements.

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common stock		Paid-in	Retained	
	Shares	**Amount**	**Capital**	**Earnings**	**Total**
BALANCE - JANUARY 1, 2016	500	$ 50,000	$ 17,452	$ 382,456	$ 449,908
(Loss)	-	-	-	(8,551)	(8,551)
BALANCE - DECEMBER 31, 2016	500	$ 50,000	$ 17,452	$ 373,905	$ 441,357

See accompanying notes to financial statements.

MORTON SEIDEL & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES	
(Loss)	$ (8,551)
Adjustments to reconcile loss to net cash provided by operating activities -	
Depreciation	6,870
Decrease in income taxes payable	(15,639)
(Loss) on sale of fixed assets included in other operating expenses	1,344
NET CASH USED IN OPERATING ACTIVITIES	(15,976)
INVESTING ACTIVITIES	
Proceeds from sale of fixed assets	6,000
Purchase of fixed assets	(48,355)
Increase in other assets	(3,478)
NET CASH USED IN INVESTING ACTIVITIES	(45,833)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(61,809)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	449,331
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 387,522

See accompanying notes to financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business, Risks and Exposures

The Company processes broker-dealer transactions on a fully-disclosed basis. Possible operational risks may arise in the incorrect processing of a customer's transactions. The Company's management has in place the proper operational controls to mitigate these risks.

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from the clearing firm. Presently there is no concentration of business from anyone customer or group of related customers significant enough to negatively impact the Company should anyone event, such as the loss of one customer, occur.

Basis of Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Recognition of Revenue and Expenses

The Company, incorporated in California and a member of the Financial Industry Regulatory Authority ("FINRA"), uses the settlement date for revenue and expense recognition of commissions, which did not materially differ from a trade date basis.

Fixed Assets and Depreciation

Fixed assets, primarily furniture, computer equipment and automobiles, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over an estimated useful life of the asset from five to seven years.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is classified as a C corporation under the Internal Revenue Code. Income taxes are provided on book income. Deferred tax liabilities and assets may arise from the expected future tax consequences of events that have been included in the financial statements or tax returns, and are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Investments

The Company presently carries no financial instruments of any kind (including financial instruments with off-balance-sheet risk), except for a money market account included in cash and cash equivalents in the accompanying financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid U.S. debt instruments with a maturity of less than three months to be cash equivalents.

Supplemental Cash Flows Information

In connection with the presentation of the statement of cash flows, no interest payment was made; however, $5,818 was paid in state franchise taxes and $9,934 in federal taxes.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between December 31, 2016 and February 20, 2017, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

MORTON SEIDEL & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2016

NOTE 2 - FIXED ASSETS

A summary of fixed assets at December 31, 2016, follows:

Automobile	$ 82,234
Furniture and computer equipment	58,173
	140,407
Accumulated depreciation	(92,821)
	$ 47,586

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 15 to 1. As of year-end, the Company's net capital was $380,922 which was $330,922 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.0013 to 1.

NOTE 4 - COMMITMENTS

The Company's offices are presently rented under a month-to-month operating lease agreement. Rent expense including parking, totaled $52,019 for the year. There are no other commitments.

NOTE 5 - INCOME TAXES

Deferred income taxes, when applicable, are primarily the result of timing differences between financial statement and tax reporting in accordance with FASB ASC 740, and are presently immaterial, and therefore not recorded. The current tax provision is comprised of the statutory rates, as adjusted for the non-deductible portion of certain expenses. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The Company's policy is to record interest expense and penalties assessed by taxing authorities in operating expense when applicable. No such amounts are included in the financial statements as none have been assessed by any taxing authority.

MORTON SEIDEL & COMPANY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL

Total Shareholders' Equity from Statement of Financial Condition		$ 441,357
Deduct non-allowable assets:		
Fixed assets, net	$ 47,587	
Deposit	6,759	54,346
Net capital before haircuts		387,011
Haircuts on securities:		
Certificate of Deposits (included in cash)		6,089
NET CAPITAL		380,922
Minimum net capital required		50,000
EXCESS NET CAPITAL		$ 330,922

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	$ 511
TOTAL AGGREGATE INDEBTEDNESS	$ 511
Percentage of aggregate indebtedness to net capital	0.13%

RECONCILIATION WITH COMPANY'S COMPUTATIONS

Net capital, as reported by the Company	$ 380,922
Audit Adjustments	$ -
Net capital, as reported above	$ 380,922

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

Not applicable because the Company is exempt under Rule 15c3-3 section (k)2(ii)
"Special Account for the Exclusive Benefit of Customers"

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

Not applicable because the Company is exempt under Rule 15c3-3 section (k)2(ii)
"Introducing Broker Dealer on Fully Disclosed Basis"

See Independent Auditors' Report on Supplementary Information.

TONE, WALLING & KISSINGER

CERTIFIED PUBLIC ACCOUNTANTS
ON THE WEB @TWMCPA.COM

100 E THOUSAND OAKS BLVD., SUITE 257, THOUSAND OAKS, CA 91360 PH (805)496-5474 FAX (805)495-1852

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Morton Seidel & Company, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Compliance Report Pursuant to Rule 17a-5 Exemption Report From Rule 15c3-3, in which (1) Morton Seidel & Company, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Morton Seidel & Company, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: provision of paragraph (k) (2) (ii) (the "exemption provisions") and (2) Morton Seidel & Company, Inc. stated that Morton Seidel & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Morton Seidel & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Morton Seidel & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



February 20, 2017

BROKER DEALER ANNUAL COMPLIANCE REPORT PURSUANT TO RULE 17a-5

EXEMPTION REPORT FROM RULE 15c3-3

Name of Company: Morton Seidel & Co., Inc

Reporting Date: December 31, 2016

1. Provisions in paragraph (k) of Rule 15c3-3 for which an exemption is claimed: Morton Seidel & Co., Inc. operates under the provisions of paragraph (k) (2) (ii) of SEC Rule 15c3-3 whereas the Company does not hold customer funds or safe keep of customer securities, and as such is exempt from the remaining provisions of that Rule.

   The Company claims an exemption from the amended SEC Rule 17a-5 requiring broker-dealers to file a compliance report annually with its financial statements.

2. Morton Seidel & Co., Inc. met the identified exemption provisions throughout the most recent year ended December 31, 2016.

3. Exceptions during the year ending December 31, 2016: NONE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2017

Morton Seidel & Co., Inc.

By: /S/ Arnold Seidel



Name: Arnold Seidel

Title: Chairman